Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES OPENING OF PLAZA'S RIGHTS OFFERING
AND CAPITAL INJECTION FOR THE PURPOSE OF
THE IMPLEMENTATION OF PLAZA'S RESTRUCTURING PLAN

Tel Aviv, Israel, November 28, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, following its announcements dated June 23, 2014 and October 14, 2014, that  its 62.25% owned subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), announced that Plaza’s shareholders have approved the proposed rights offering (the “Rights Offering”) which forms part of Plaza’s restructuring plan. As previously announced, the Rights Offering will be priced at Euro 0.0675 per share. Plaza also announced that the Rights Offering is open.

Following the above mentioned approval of Plaza's shareholders, and the subsequent  opening of the Rights Offering, Elbit Ultrasound (Luxembourg) B.V. / S. à. r. l. , a wholly owned subsidiary of the Company (“EUL”), and Burlington Loan Management Limited, an affiliate of Davidson Kempner Capital Management LP (“BLML”), have made capital injections in the aggregate amount of EUR 20 million into Plaza, by way of depositing the funds as described below, out of which Euro 12.5 million were deposited by EUL and Euro 7.5 million were deposited by BLML.

EUL has taken up the required number of shares immediately following the opening of the Rights Offering and, as part of the capital injection, has, together with BLML, deposited an aggregate of Euro 20 million up front in order to ensure that the capital injection required under Plaza's restructuring plan takes place before November 30, 2014. The funds have been received by Plaza and are currently held in the third party account of a Dutch civil-law notary, for the account of Plaza. The aggregate number of shares to be issued to EUL and BLML, and the aggregate price paid by them, may be reduced, as a result of the participation by other shareholders of Plaza in the Rights Offering. According to the provisions of the agreements between parties, EUL may require that a certain number of shares will be subscribed for by and issued to BLML. The determination of the number of shares to be issued to each of EUL and BLML and the issuance and settlement of the relevant shares to EUL and BLML will take place following the closing of the Rights Offering.

EUL intends to subscribe for Plaza's shares in consideration for an aggregate purchase price which will not exceed Euro 10 million and to procure that BLML will subscribe for the remaining amount of Plaza's shares EUL has taken up or committed to take up pursuant to the Undertaking described in the abovementioned previous announcements.

In addition, as part of Plaza’s restructuring plan and following the filing of a listing document, Plaza’s ordinary shares are tradable on the Tel-Aviv Stock Exchange with effect from 27 November 2014 under the English ticker “Plaz”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of the Rights Offering to receive requisite regulatory approvals and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com